UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 PROMULGATED THEREUNDER

EXPEDITION LEASING, INC.

(Exact name of registrant as specified in charter)

Florida

(State or other Jurisdiction of Incorporation or Organization)

000-1365354 (Commission File Number)	20-1112910 (IRS Employer Identification No.)

20711 Sterlington Drive, Land O’ Lakes, Florida 34638 (Address of Principal Executive Offices and zip code)

(813) 833-7525

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

(Former Issuer’s Telephone Number)

December 7, 2007

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 PROMULGATED THEREUNDER

This Information Statement is being provided for informational purposes only. No vote or other action of the stockholders of Expedition Leasing, Inc. is required in connection with this Information Statement. No proxies are being solicited and you are requested not to send a proxy to Expedition Leasing, Inc.

INTRODUCTION

This Information Statement is being furnished to stockholders of record as of December 6, 2007 (“Record Date”), of the outstanding shares of common stock, $0.00001 par value per share, of Expedition Leasing, Inc., a Florida corporation (the “Registrant” or the “Company” or “Expedition Leasing”) in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Securities and Exchange Commission Rule 14f-1. This Information Statement is being sent as notice of a proposed change in the majority of the directors of the Expedition Leasing’s board of directors (the “Board”) in connection with a share exchange agreement that we are entering into with Sinary Bio-Technology Holdings Group, Inc., a Nevada corporation. This Information Statement is being provided for information purposes only. Expedition Leasing is not soliciting proxies in connection with the matters described in this Information Statement and no vote or other action is required to be taken by Expedition Leasing’s stockholders.

CHANGE IN CONTROL TRANSACTION

On December 7, 2007, the Board of Expedition Leasing approved a Share Exchange Agreement (the “Share Exchange Agreement”) by and among Sinary Bio-Technology Holdings Group, Inc., a Nevada corporation (“Sinary”), and the holder of 100% of Sinary’s issued and outstanding common stock (the “Sinary Stockholder”), on the one hand, and the Company and certain of the Company’s stockholders who hold a majority of Expedition Leasing’s issued and outstanding common stock in the aggregate (the “Expedition Leasing Stockholders”), on the other hand. On December 7, 2007, pursuant to the terms of the Share Exchange Agreement, Expedition Leasing acquired the business of Sinary in a reverse takeover transaction.

Under the Share Exchange Agreement, at the closing on December 7, 2007 (the “Closing” and the date thereof, the “Closing Date”), the Company issued 24,725,200 shares of its common stock to the Sinary Stockholder in exchange for 100% of the issued and outstanding common stock of Sinary (the “Share Exchange Transaction”). Additionally, at the Closing, Edwin McGusty, the controlling stockholder, along with six other stockholders, canceled 24,725,200 shares of Expedition Leasing common stock held by them in the aggregate. After the Closing, the Company had a total of 25,229,800 shares of common stock issued and outstanding, with the Sinary Stockholder owning approximately 98% of the total issued and outstanding shares of Expedition Leasing’s common stock. In addition, immediately prior to the Closing, all of Expedition Leasing’s obligations and liabilities that were outstanding immediately prior to the Closing were waived by or paid to the Company’s creditors, as set forth in the Share Exchange Agreement.

Following the Closing, Sinary became our wholly owned subsidiary. Sinary is the registered owner of 100% of the equity interests of Heilongjiang Weikang Bio-Technology Group Co., Ltd. (“Weikang”), a Chinese limited liability company and registered as a wholly foreign owned enterprise. Weikang develops, manufactures, markets and distributes health supplements in the People’s Republic of China (“China” or “PRC”).

In accordance with the Share Exchange Agreement, upon Closing, Mr. Yin Wang was appointed as the Chairman of the Board of Directors, and will hold the seat until the next annual shareholder meeting can be held and until his successor is duly elected and qualified. Mr. Jerry Keller will resign as a director of the Company ten days following the mailing of this notice to Expedition Leasing’s stockholders in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder. Upon Mr. Keller’s resignation, Ms. Wei Wang, Mr. Guangxin Wang, Ms. Yuanyuan Jing, Ms. Yanhua Liu and Ms. Weili Wang will be appointed as directors of Expedition Leasing, and will hold the seats until the next annual shareholder meeting can be held and until their successors are duly elected and qualified. This Schedule 14f-1 will be mailed to the stockholders of record on or about December 7, 2007. The 10-day Period is expected to conclude on or about December 17, 2007.

Additionally, in accordance with the Share Exchange Agreement, Mr. Keller resigned from all of his officer positions with Expedition Leasing effective as of the Closing Date. Concurrently with Mr. Keller’s resignation from his officer positions, Mr. Yin Wang was appointed as Chief Executive Officer and Ms. Yanhua Liu as Chief Financial Officer and Secretary, effective as of the Closing Date.

VOTING SECURITIES

As of the Record Date, Expedition Leasing’s voting securities consisted of 25,229,800 issued and outstanding shares of common stock, $0.00001 par value. Holders of the Company’s common stock are entitled to one vote per share on all matters to be voted on by Expedition Leasing’s stockholders. The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors.

BUSINESS OF EXPEDITION LEASING, INC.

Expedition Leasing is currently a public reporting “shell” company with nominal assets whose sole business has been to identify, evaluate and investigate various companies with the intent that, if such investigation warrants, a reverse merger transaction be negotiated and completed pursuant to which Expedition Leasing would acquire a target company with an operating business with the intent of continuing the acquired company’s business as a publicly held entity.

BUSINESS OF SINARY BIO-TECHNOLOGY HOLDINGS GROUP, INC.

Sinary is a corporation incorporated under the laws of the State of Nevada on August 31, 2007, and, as of the Closing of the Share Exchange Transaction, is the wholly-owned subsidiary of Expedition Leasing. Sinary, through its affiliate Weikang, develops, manufactures, markets and distributes health supplements in China.

Heilongjiang Weikang Bio-Technology Group Co., Ltd.

Weikang was established in the PRC on March 29, 2005 as a limited liability company, with registered capital of 5 million Renminbi (“RMB”), and is licensed and approved to develop, manufacture and distribute health supplements in China. On October 25, 2007, Sinary entered into an agreement to acquire all of the equity interests of Weikang, and Weikang was approved as a foreign investment enterprise on November 6, 2007. Weikang is located in Heilongjiang Province in Northeastern China, with its principal office and manufacturing facility in the Economic and Technology Development Zone in the city of Shuangcheng, approximately 42 kilometers south of the provincial capital Harbin. Weikang currently manufactures and distributes a series of health supplements under the trademark “Rongrun”, all of which are developed internally. Weikang actively seeks to maintain and improve the quality of its products, and since April 2006, the company has implemented the GB/T19001-2000 idt ISO9001:2000 quality assurance management system to all of its manufacturing processes.

DIRECTORS AND OFFICERS

The following persons are the directors and executive officers of the Company upon the Closing, except for the appointment of Ms. Wei Wang, Mr. Guangxin Wang, Ms. Yuanyuan Jing, Ms. Yanhua Liu and Ms. Weili Wang, which shall be effective ten days following the mailing of this notice to the Company’s stockholders, in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder:

Name	Age	Position
Yin Wang	51	Chief Executive Officer and Chairman of the Board of Directors
Yanhua Liu	51	Chief Financial Officer and Director
Wei Wang	53	Director
Guangxin Wang	36	Director
Yuanyuan Jing	28	Director
Weili Wang	55	Director
Jerry Keller (1)	65	Director

(1)	Jerry Keller will resign as a director of the Company ten days following the mailing of this notice to Expedition Leasing’s stockholders in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.

Business Experience

Yin Wang is the founder and Chairman of Weikang. Mr. Yin Wang has extensive clinical training and bio-medical research experience, having been a physician in China for over 30 years. From 1980 to 1982, Mr. Yin Wang served as the Director of the Surgical Department at the Harbin Geriatric Hospital. Thereafter, from 1982 until 2001, Mr. Yin Wang served as the Director of Harbin No. 2 Chinese Medical Hospital. Shortly thereafter, in 2002, he founded Weikang. Mr. Yin Wang is a graduate of Harbin Medical University, a prestigious and nationally recognized medical school in China.

Yanhua Liu has been Weikang’s Chief Accountant and Chief Financial Officer since 2005. Ms. Liu is well-versed in financial and accounting matters, having been a certified public accountant in China for over 20 years. Prior to joining Weikang, Ms. Liu was the Chief Financial Officer of Harbin Hexin Group Co., Ltd. from 2002 to 2005. Ms. Liu is a graduate of Heilongjiang Agricultural and Mechanical College with bachelor’s degree in finance.

Wei Wang has extensive business management experience, having been the Deputy General Manager in charge of Management and Distribution at Heilongjiang Weikang Pharmaceutical Co., Ltd. since its founding in 2002. Before then, Ms. Wang was the Sales Director at Harbin No. 8 Department Store. Ms. Wei is a graduate of Heilongjiang No. 2 Professional Technical School.

Guangxin Wang is presently a researcher with Heilongjiang University Software Institute, a position he has held since 2004. Mr. Guangxin Wang has a master’s degree in software engineering from Heilongjiang University, and has also pursued scholarship-based advanced studies in Japan.

Yuangyuan Jing has been the Administrative Director of Weikang since she joined the company in 2005. Ms. Jing has extensive administrative experience, having been the Chief Administrator of Huawai Technologies Co., Ltd., a global leading provider of next generation telecommunications networks, from 2002 to 2005. Ms. Jing has a master’s degree in international business from the University of International Business and Economics in Beijing.

Weili Wang has been a business entrepreneur for many years, both as the founder of Guandali Technology Group in China in 1992 and as a private consultant advising Chinese companies on foreign trades. After she immigrated permanently to the United States in 1999, Ms. Wang continued as a private entrepreneur conducting trades between the United States and China. Ms. Wang is a 1989 graduate of Beijing Foreign Language University with a bachelor’s degree in business.

Family Relationships

There are no family relationships among any of the Company’s directors or executive officers.

Involvement in Certain Legal Proceedings

None of the Company’s directors, executive officers, promoters or control persons has been involved in any of the following events during the past five years: (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding, excluding traffic violations and other minor offences; (3) being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or (4) being found by a court of competent jurisdiction in a civil action, the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Director Terms of Office

According to Expedition Leasing’s Bylaws, directors are appointed for a one-year term to hold office until the next annual general meeting of the stockholders or until removed from office in accordance with the Bylaws. Directors hold office for their respective term and until their successors are duly elected and qualified, and vacancies in the existing Board are filled by a majority vote of the remaining directors. Additionally, officers serve at the will of the Board.

Board and Committee Meetings

The Board held no formal meetings during the fiscal year ended December 31, 2006. All proceedings of the Board were conducted by resolutions consented to in writing by the sole director and filed with the minutes of the proceedings of the board of directors. Such resolutions consented to in writing by the sole director are, according to the corporate laws of the State of Florida and our Bylaws, as valid and effective as if they had been passed at a meeting of the directors duly called and held.

The Board has determined that each of the current directors does not qualify as an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-B, and is not “independent” as the term is used in Item 407(a) of Regulation S-B under the Securities Exchange Act of 1934, as amended.

The Company believes that the members of the Board are capable of analyzing and evaluating the Company’s financial statements and understanding internal controls and procedures for financial reporting. The Company believes that retaining an independent director who would qualify as an “audit committee financial expert” would be overly costly and burdensome and is not warranted in Expedition Leasing’s circumstances and the fact that it has not generated any material revenues to date. In addition, the Company currently does not have nominating, compensation or audit committees or committees performing similar functions nor a written nominating, compensation or audit committee charter. The Board does not believe that it is necessary to have such committees because it believes can adequately perform the functions of such committees.

The Company does not have any defined policy or procedure requirements for stockholders to submit recommendations or nominations for directors. The Board believes that a specific nominating policy would be premature and of little assistance until Expedition Leasing’s business operations develop to a more advanced level. The Company does not currently have any specific or minimum criteria for the election of nominees to the Board, and does not have any specific process or procedure for evaluating such nominees. The Board assesses all candidates, whether submitted by management or stockholders, and makes recommendations for election or appointment.

A stockholder who wishes to communicate with the Board may do so by directing a written request addressed to the Chief Executive Officer at the address appearing on the first page of this Information Statement.

LEGAL PROCEEDINGS

The Company knows of no material, existing or pending legal proceedings against it, nor is the Company involved as a plaintiff in any material proceeding or pending litigation. There are no proceedings in which any of its directors, officers or affiliates, or any registered or beneficial stockholder, is an adverse party or has a material interest adverse to the Company.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

Except as disclosed below, since the beginning of the last fiscal year ended December 31, 2006, the Company was not a party to any transaction, proposed transaction, or series of transactions in which the amount involved exceeds the lesser of $120,000 or one percent of Expedition Leasing’s average total assets for the last three fiscal years, and in which, to the Company’s knowledge, any of its directors, officers, five percent beneficial security holder, or any member of the immediate family of the foregoing persons has had or will have a direct or indirect material interest.

On July 10, 2007, the Company received notice from Total M.I.S., Inc. (“Total M.I.S.”) that the Company’s wholly-owned subsidiary, Expedition Holdings, Inc. (“Expedition Holdings”), was in default under two secured promissory notes held by Total M.I.S. Total M.I.S. is wholly owned by Edwin McGusty, our majority shareholder immediately prior to the Closing. The first note was issued in June 2004 in connection with a loan for $100,000, of which $50,000 were repaid in August 2004. The second note was issued in October 2005 in connection with a loan for $50,000, none of which was repaid. Both notes bear interest at the rate of eight percent (8%) per annum, and Expedition Holdings had paid all interests under both notes accrued as of December 31, 2006 in the sum of $7,320.56. Additionally, both notes were secured by a lien in all of the assets of Expedition Holdings. On March 31, 2006, Total M.I.S. agreed to waive all future interest accrued on and after January 1, 2006 under both notes. Thus, as of the date of the default notice from Total M.I.S., the aggregate outstanding balance of the two notes totals $100,000, inclusive of principal and interest (the “Total M.I.S. Debt”).

The default notice from Total M.I.S. provided the Company thirty days to cure the default. The Company failed to cure the default. Accordingly, on August 17, 2007, the Company entered into a settlement agreement with Total M.I.S. to transfer 100% of the issued and outstanding common stock of Expedition Holdings to Total M.I.S. in satisfaction of the Total M.I.S. Debt. As of the date of the Settlement Agreement, the assets of Expedition Holdings consisted of future lease payments due from third parties totaling $3,475, cash of $8,857, fixed assets valued at approximately $26,000 (net of accumulated depreciation) and an outstanding inter-company receivable due from Expedition Leasing in the amount of $68,889 (the “Trade Debt”). Additionally under the settlement agreement, Total M.I.S. agreed to cause Expedition Holdings to forbear from any collection of the Trade Debt for a period of ninety (90) days from the date of the settlement agreement. On December 6, 2007, Total M.I.S. agreed to waive any and all rights to the Trade Debt.

In addition to the foregoing, we have accrued $5,000 per month in compensation for Mr. McGusty for his services as an officer of the Company from May through August 2004. As of December 31, 2006, we owe the balance of the accrued $20,000. On December 6, 2007, Mr. McGusty agreed to waive any and all rights to the accrued compensation.

Additionally, effective August 1, 2006, Mr. Keller was compensated $1,450 per month for his services as our President (Principal Executive Officer), Treasurer (Principal Accounting Officer) and sole executive officer, offices which he has held from August 31, 2004 until his resignation effective as of the Closing. We also issued Mr. Keller 10,000 shares of our restricted common stock on January 26, 2006 for his services as our President in 2005. These shares were initially valued at $0.01 per share based upon the prior stock price to investors at the time of the issuance, and the shares accounted for the dollar amount listed as Mr. Keller’s bonus in 2005. The amounts and terms of the above transactions may not necessarily be indicative of the amounts and terms that would have been incurred had comparable transactions been entered into with independent third parties.

As at the date of this Information Statement, Expedition Leasing does not have any policies in place with respect to whether it will enter into agreements with related parties in the future.

COMPLIANCE WITH SECTION 16(a) OF

THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Registrant’s executive officers and directors, and persons who beneficially own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of Expedition Leasing common shares and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% stockholders are required by the Securities and Exchange Commission regulations to furnish the Registrant with copies of all Section 16(a) reports they file. Based on review of the copies of such forms received by the Registrant, and to the best of the Registrant’s knowledge, all executive officers, directors and greater than 10% stockholders filed the required reports in a timely manner for the fiscal year ended December 31, 2006.

CORPORATE GOVERNANCE

The Board has determined that none of the directors qualify as “independent” as the term is used in Item 407(a) of Regulation S-B as promulgated under the Securities Exchange Act of 1934, as amended, and as defined by Rule 4200(a)(15) of the NASDAQ Marketplace Rules.

EXECUTIVE AND DIRECTOR COMPENSATION

The following table sets forth information regarding the compensation earned by Mr. Jerry Keller, our President (Principal Executive Officer) and Treasurer (Principal Accounting Officer) and sole executive officer immediately prior to the Closing, for the fiscal years ended December 31, 2006 and 2005, respectively. No compensation was paid to Mr. Keller other than the compensation set forth below.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)		Bonus ($)		Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All other Compensation ($)	Total ($)
Jerry Keller	2006	$10,400	(1)	$100	(2)	—	—	—	—	—	$10,500
President (Principal Executive Officer) and Treasurer (Principal Accounting Officer)	2005	$5,400	(1)			—	—	—	—	—	$5,400

(1)(2)	Mr. Keller was appointed as our President (Principal Executive Officer), Treasurer (Principal Accounting Officer) and sole executive officer on August 31, 2004. Effective August 1, 2006, he is compensated $1,450 per month for his services. Mr. Keller was previously compensated $450 per month for his services. In addition to the foregoing, on January 26, 2006, we issued Mr. Keller 10,000 shares, initially valued at $0.01 each based upon the prior stock price to investors at that time, of our restricted common stock for his services as our President in 2005. These shares account for the dollar amount listed as a bonus in 2006. Mr. Keller is also the sole director of our Company. Mr. Keller does not receive compensation for his services as a director.

Employment Agreements

The Company has not entered into employment agreements with its executive officers.

Compensation of Directors

The Company has no formal plan for compensating its directors for their service in their capacity as directors, although such directors may in the future receive stock options to purchase shares of Expedition Leasing common stock as awarded by the Board.

SECURITY OWNERSHIP OF

CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Beneficial Ownership and Management Prior to the Share Exchange Transaction

The following table sets forth information regarding beneficial ownership of the Expedition Leasing common stock as of December 7, 2007 immediately prior to the closing of the Share Exchange Transaction, with respect to: (1) each person known by the Registrant to beneficially own 5% or more of the outstanding shares of common stock, (2) each of Expedition Leasing’s current directors, (3) each of Expedition Leasing’s current executive officers and (4) all current directors and officers as a group.

Except as noted, each person set forth below has sole voting and investment control over the shares reported.

Common Stock Beneficially Owned
Named executive officers and directors: (1)	Number of Shares beneficially owned (2)	Percentage of class beneficially owned after the Transaction (3)
Jerry Keller	35,000	*
All directors and executive officers as a group (one person)	35,000	*

5% Shareholders: (1)
Edwin McGusty	20,000,000	79.27%

(1)	Unless otherwise noted, the address for each of the named beneficial owners and directors and officers is 1900 Land O’ Lakes Boulevard, Suite 105, Lutz, Florida 33549.
(2)(3)	Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on December 7, 2007. As of December 7, 2007, there were 25,229,800 common shares issued and outstanding.

Security Ownership of Beneficial Ownership and Management after the Share Exchange Transaction

The following table sets forth certain information regarding Expedition Leasing’s common stock beneficially owned after the Closing of the Share Exchange Transaction, for (i) each stockholder known to be the beneficial owner of 5% or more of Expedition Leasing’s outstanding common stock, (ii) each current and incoming executive officers and directors, and (iii) all current and incoming executive officers and directors as a group.

Common Stock Beneficially Owned
Named executive officers and directors: (1)	Number of Shares beneficially owned (2) (3)	Percentage of class beneficially owned after the Transaction (2) (3)
Yin Wang	0	*
Yanhua Liu	0	*
Wei Wang	0	*
Guangxin Wang (4)	0	*
Yuanyuan Jing (5)	0	*
Weili Wang (6)	24,725,200	98%
All directors and executive officers as a group (6 persons)	24,725,200	98%

(1)	Unless otherwise noted, the address for each of the named beneficial owners is: No. 365, Chengde Street, Daowai District, Harbin, Heilongjiang Province, PRC.
(2)	Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding.
(3)	Pursuant to the terms of the Exchange Agreement dated December 7, 2007, Expedition Leasing issued 24,725,200 common shares to the Sinary Stockholder equal to approximately 98% of the issued and outstanding common shares of Expedition Leasing as of the Closing Date of the Share Exchange Transaction. Immediately after the Closing of the Share Exchange Transaction, after giving effect to the cancellation of 24,725,200 common shares by the Expedition Leasing Shareholders pursuant to the terms of the Exchange Agreement, there are approximately 25,229,800 issued and outstanding shares of Expedition Leasing common stock. Percentage totals may vary slightly due to rounding.
(4)	Mr. Guangxin Wang’s address is: No. 208, Heilongjiang University, Xuefu Road, Harbin, Heilongjiang Province, PRC.
(5)	Ms. Yuanyuan Jing’s address is: No. 37, Xianfeng Road, Harbin, Heilongjiang Province, PRC.
(6)	Ms. Weili Wang’s address is: 18138 Via Calma, Rowland Heights, California 91748.

SIGNATURE

In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXPEDITION LEASING, INC. (Registrant)

By:	/s/ Yin Wang
Yin Wang Chief Executive Officer and Chairman of the Board of Directors

Dated: December 7, 2007